Exhibit 99.1

                           -FOR IMMEDIATE RELEASE-

                    ELRON ELECTRONIC INDUSTRIES ANNOUNCES
                  FOURTH QUARTER AND FULL YEAR 2007 RESULTS

TEL AVIV, ISRAEL, MARCH 13, 2008 - ELRON ELECTRONIC INDUSTRIES LTD. (NASDAQ AND TASE: ELRN) ("Elron" or the "Company") today reported financial results for the fourth quarter and full year ended December 31, 2007.

MAIN HIGHLIGHTS:

  o GROUP COMPANIES CONTINUED TO SHOW PROGRESS IN PRODUCT AND MARKET
    DEVELOPMENT

  o MAJORITY OF MATURE GROUP COMPANIES GENERATED REVENUE GROWTH

  o 5 GROUP COMPANIES COMPLETED SUBSTANTIAL FINANCING ROUNDS DURING THE FOURTH QUARTER OF 2007 AND EARLY 2008 RAISING APPROXIMATELY $70 MILLION TO SUPPORT FUTURE GROWTH

  o ELRON INVESTED $69.1 MILLION IN ITS GROUP COMPANIES AND IN 8 NEW COMPANIES IN 2007

  o SHAREHOLDERS' EQUITY AT YEAR END - APPROXIMATELY $265.8 MILLION; 89% OF TOTAL ASSETS

  o NET LOSS FOR THE YEAR AMOUNTED TO $37.1 MILLION

Net loss in the fourth quarter and full year of 2007 amounted to $20.4 million, or $0.69 per share, and $37.1 million, or $1.25 per share, respectively. Net income in the fourth quarter and full year of 2006 amounted to $17.4 million, or $0.6 per share, and $3.0 million, or $0.1 per share, respectively.

Elron's net loss for 2007 resulted primarily from:

     o $46.1 million losses ($14.0 million in the fourth quarter) recorded with respect to Elron's group of companies. This includes:

        o Elron's share in the net loss of Medingo, one of Elron's most promising companies in which it holds 51%, in the amount of $10.5 million (of which $4.9 million was recorded in the fourth quarter);

        o an $8.3 million write-off relating to the investment in Impliant Inc. recorded in the third quarter;

        o $7.5 million ($2.0 million in the fourth quarter) amortization of intangible assets and write-off of in process research and developments.

     o a $4.0 million reduction in a deferred tax asset (of which $7.0 million was recorded in the fourth quarter) mainly as a result of the decrease in the market price of Given Imaging.

These losses were offset mainly by the following:

     o a $9.1 million gain, net of tax, from the merger between NetVision, Barak and GlobCall which was completed in the first quarter of 2007, and

     o a gain, net of tax, of approximately $4.1 million from the sale of real estate in Carmiel, Israel,, recorded in the second quarter of 2007.

Net income in the fourth quarter of 2006 is comprised mainly of a gain of approximately $21.2 million from the sale of all the Company's remaining shares in Partner Communications Company Ltd. (Nasdaq: PTNR) for approximately $39.9 million. Elron's net income in full year 2006 resulted mainly from the above gain, which was offset primarily by Elron's share in the net losses of its group companies, amounting to $22.7 million.

As of January 1, 2008 Elron adopted SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities", according to which it will apply the fair value measurement option for its non-consolidated private companies. As a result, subsequent to the adoption, changes in the fair value of these companies will be recorded in the consolidated statement of income (or loss) rather than applying the equity method of accounting, under which Elron has previously recorded its share in the net loss of these companies. During 2007, these companies, under the then-current accounting method, contributed a net loss of $17.4 million. The cumulative effect of the first remeasurement to fair value, net of tax, will be recorded to the opening balance of retained earnings as of January 1, 2008.

As of December 31, 2007, Elron's cash, debentures and deposits amounted to approximately $55.2 million compared with $123.5 million at December 31, 2006. Throughout 2007, Elron invested $69.1 million in its group companies and in 8 new companies.

Shareholders' equity at December 31, 2007, was approximately $265.8 million, which represented approximately 89% of Elron's total assets, compared to approximately $297.5 million, representing approximately 91% of Elron's total assets at December 31, 2006.

MAJOR DEVELOPMENTS IN THE FOURTH QUARTER OF 2007

  o In December, 2007, Elron, Rafael Advanced Defense Systems Ltd. ("Rafael") and RDC, 50.1% held by Elron and 49.9% held by Rafael, executed an agreement amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael. This new agreement settled the claim filed in September 2006 by Rafael against Elron and RDC, and provides that RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron made a one-time investment in RDC of $4 million and has committed to make further investments of $750,000 in RDC for each company established by RDC based on Rafael's technologies.

  o MEDINGO, developer of the miniature insulin patch pump, completed a $29 million private placement in the fourth quarter of 2007 at a post money valuation of $84 million. This will enable Medingo to further its plans to accelerate the development of its products in order to receive FDA approval and launch its product in the second half of 2008.

  o In addition to MEDINGO, several of Elron's group companies completed substantial financing rounds, namely, NULENS LTD., JORDAN VALLEY SEMICONDUCTORS LTD., AND BRAINSGATE LTD. and SAFEND LTD. (in early 2008), in the aggregate amount of approximately $70 million, which will support their future growth.

Commenting on Elron's 2007 results, Elron President and CEO, Doron Birger, said "2007 WAS A YEAR OF GROWTH AND PROGRESS IN ELRON'S GROUP OF HOLDINGS. DURING THE YEAR, MOST OF OUR YOUNGER PRIVATE COMPANIES SHOWED HEALTHY DEVELOPMENT OF THEIR PRODUCTS, WHILE MOST OF OUR MORE MATURE PRIVATE COMPANIES SHOWED TOP LINE GROWTH. GIVEN THE NATURE OF OUR GROUP COMPANIES, WHICH INVEST SUBSTANTIAL RESOURCES IN DEVELOPING THEIR PRODUCTS AND MARKETS, WE CONTINUE TO RECORD NET LOSSES WITH RESPECT TO THESE COMPANIES, IRRESPECTIVE OF THE COMPANIES' POSITIVE PROGRESS. LOOKING AHEAD TO 2008, WE WILL CONTINUE TO WORK CLOSELY WITH OUR COMPANIES TO DRIVE PERFORMANCE WITH A VIEW TO BUILDING GLOBAL PLAYERS.

STARTING JANUARY 1, 2008, THE ADOPTION OF THE FAIR VALUE METHOD OF ACCOUNTING FOR OUR NON-CONSOLIDATED PRIVATE COMPANIES, WILL ENABLE US, AND OUR INVESTORS, TO REFLECT AND EVALUATE THE VALUE OF OUR COMPANIES IN OUR FINANCIAL STATEMENTS".

Arie Mientkavich, Chairman of the Board of Directors of Elron, added: "IN 2007, THE ELRON GROUP GREW SIGNIFICANTLY AND TODAY COMPRISES 30 COMPANIES, INCLUDING INVESTMENTS IN 8 NEW COMPANIES IN 2007, AND AN ADDITIONAL 2 IN THE BEGINNING OF 2008.

ELRON ENTERS 2008 WITH A GROUP OF COMPANIES HAVING SIGNIFICANT POTENTIAL TO REVEAL VALUE IN THE COMING YEARS, WHICH WILL ENABLE ELRON TO REALIZE ITS VISION OF SERVING AS THE BREEDING GROUND FOR SUCCESSFUL COMPANIES".

Arie Mientkavich added: "THE AGREEMENT REACHED WITH RAFAEL THAT SETTLES ALL CLAIMS BETWEEN US, WILL ASSURE THE CONTINUED BUILD-UP OF RDC - ELRON AND RAFAEL'S JOINT COMPANY, AND ONE OF ELRON'S MAJOR ASSETS.

RDC, WHICH HAS THE RIGHT TO COMMERCIALIZE MILITARY TECHNOLOGIES OF RAFAEL FOR CIVILIAN PURPOSES, HAS STARTED TWO NEW COMPANIES IN THE PAST YEAR, AND WE ARE CONFIDENT THAT RDC WILL CONTINUE TO SERVE AS A VALUE CATALYST FOR ELRON".

CONFERENCE CALL DETAILS:

THURSDAY, MARCH 13, 2008 11:00 A.M. (EDT); 5:00 P.M. (ISRAEL)
IN THE US: 1 888 668 9141
IN THE UK: 0 800 051 8913
IN ISRAEL: 03 918 0691
INTERNATIONAL PARTICIPANTS: +972 3 918 0691

For your convenience, a replay of the call will be available after the call ends until Monday, March 17th, 2008. To access the replay please dial 1 888 782 4291 (US), +972 3 925 5925 (Israel) and 0 800 028 6837 (UK). A replay of the call will also be available on the company website.

   ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS HIGHLY QUALIFIED MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

   COMPANY CONTACT:
   Rinat Remler, Vice President & CFO

   Elron Electronic Industries Ltd.

   Tel. 972-3-6075555
   elron@elron.net

   (Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                                                             YEAR ENDED
                                                                                                            DECEMBER 31,
                                                                                                         -------------------
                                                                                                           2007       2006
                                                                                                         --------   --------
                                                                                                         AUDITED    AUDITED
                                                                                                         --------   --------

ASSETS
Total current assets .................................................................................   $ 82,406   $134,033
                                                                                                         --------   --------
INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies ..................................................................    131,351    100,392
Investments in other companies and long-term receivables .............................................     73,718     68,215
Deferred taxes .......................................................................................      2,204      9,182
Severance pay deposits ...............................................................................      1,808      1,542
                                                                                                         --------   --------
Total investments and long-term receivables ..........................................................    209,081    179,331
                                                                                                         --------   --------
PROPERTY AND EQUIPMENT, NET ..........................................................................      1,936      7,223
                                                                                                         --------   --------
INTANGIBLE ASSETS ....................................................................................      5,524      5,542
                                                                                                         --------   --------
Total assets .........................................................................................   $298,947   $326,249
                                                                                                         ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities ............................................................................   $ 21,448   $ 20,535
                                                                                                         --------   --------
LONG-TERM LIABILITIES
Long-term loans from banks and others ................................................................      2,244      2,113
Accrued severance pay and retirement obligations .....................................................      2,451      2,089
Deferred taxes .......................................................................................        373      1,408
                                                                                                         --------   --------
Total long-term liabilities ..........................................................................      5,068      5,610
                                                                                                         --------   --------
MINORITY INTEREST ....................................................................................      6,614      2,480
                                                                                                         --------   --------
Total Shareholders' equity ...........................................................................    265,817    297,504
                                                                                                         --------   --------
Total liabilities and shareholders' equity ...........................................................   $298,947   $326,249
                                                                                                         ========   ========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                                                                             YEAR ENDED
                                                                                                            DECEMBER 31,
                                                                                                         -------------------
                                                                                                           2007       2006
                                                                                                         --------   --------
                                                                                                         AUDITED    AUDITED
                                                                                                         --------   --------

INCOME ...............................................................................................
 Net revenues ........................................................................................   $  4,371   $ 12,863
 Equity in losses of affiliated companies ............................................................    (20,416)   (17,740)
 Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated
   companies, net.....................................................................................     14,854      2,547
 Other income, net ...................................................................................     (3,214)    29,310
 Financial income, net ...............................................................................      3,945      4,051
                                                                                                         --------   --------
                                                                                                             (460)    31,031
                                                                                                         --------   --------
COSTS AND EXPENSES ...................................................................................     34,341     36,113
                                                                                                         --------   --------
Income before taxes on income ........................................................................    (34,801)    (5,082)
Tax benefit (taxes on income) ........................................................................     (7,544)    (1,110)
                                                                                                         --------   --------
Income after taxes on income .........................................................................    (42,345)    (6,192)
                                                                                                         --------   --------
Minority interest in losses (income) of subsidiaries .................................................      5,250      9,224
                                                                                                         --------   --------
Income from continuing operations ....................................................................    (37,095)     3,032
                                                                                                         --------   --------
Loss from discontinued operations ....................................................................         --         --
                                                                                                         --------   --------
Net income ...........................................................................................   $(37,095)  $  3,032
                                                                                                         ========   ========
Basic Income per share ...............................................................................   $  (1.25)  $   0.10
                                                                                                         ========   ========
Weighted average number of ordinary shares used in computing basic net income per share (thousands) ..     29,619     29,532
                                                                                                         ========   ========